Our reference: Lars Dahlgren
Date:	Your reference: Jill S. Davis

Dec 21, 2006

Ms. Jill S. Davis Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission One Station Place, 100 F Street, N.E. Washington, D.C. 20549-7010 U.S.A.

By Fax

Swedish Match AB

Form 20-F for the year ended December 31, 2005

Filed June 26, 2006

File No. 0-28038

Dear Ms. Davis,

This is in response to the Staff’s comment letter of December 14, 2006 on annual report on Form 20-F for the year ended December 31, 2005 of Swedish Match AB (“Swedish Match” or “the Company”) filed with the Securities and Exchange Commission. Set forth are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Letters dated September 25, 2006 and October 31, 2006

1.	Please submit the response letters under this heading in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the Staff.

Company response

The response letters have now been submitted in electronic format on Edgar.

Note 22. Provisions, page F-37

2.	We note from your response to prior comment number four that the provision for income taxes are under purview of IAS 12 and not subject to the provisions of IAS 37. Based on the guidance in paragraph 88 of IAS 12, please confirm that your future disclosures surrounding your tax provisions will comply with the disclosure guidance in IAS 37 or otherwise advise. In this regard, paragraph 88 states that

Swedish Match AB (publ)

Postal address:	Visiting address:	Phone:	Fax:	Legal:
SE-118 85 Stockholm	Rosenlundsgatan 36	+46 8 658 02 00	+46 8 668 62 32	Registered Office: Stockholm
Sweden				Reg.No.: 556015-0756

2(2)
Our reference: Maria Scher
Date:	Your reference: Jill S. Davis

Dec 21, 2006

“An entity discloses any tax-related contingent liabilities and contingent assets in accordance with IAS 37”

Company response

We confirm that our future disclosures will comply with the disclosure guidance in IAS 37.

Very truly yours,

/s/ Lars Dahlgren
Chief Financial Officer